UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number : 001-12991
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Memphis, Tennessee
June 27, 2008

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$150,691,526	173,332,966
Mutual funds	62,910,077	50,136,261
Common/collective trust fund	13,104,411	8,836,878
Participant loans	488,443	472,233

	227,194,457	232,778,338
Contributions receivable:
Employer — salary deferral match	249,454	389,599
Employer — profit-sharing	625,653	142,391
Employee — salary deferral	332,764	316,455

Accrued interest and dividends receivable	1,445,134	1,295,289
Cash	6,705	986

Net assets reflecting all investments at fair value	229,854,167	234,923,058
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(64,929)	84,947

Net assets available for plan benefits	$229,789,238	235,008,005

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Investment income:
Net (depreciation) appreciation in investments	$(21,534,245)	31,050,929
Interest and dividends	10,358,521	8,907,683

Total investment (loss) income	(11,175,724)	39,958,612

Contributions:
Employer — salary deferral match	7,217,684	6,689,396
Employer — profit sharing	625,653	142,391
Employee — salary deferral	11,703,050	11,820,634

Total contributions	19,546,387	18,652,421

Benefits paid to participants	13,589,430	16,630,912

Net (decrease) increase	(5,218,767)	41,980,121
Net assets available for plan benefits:
Beginning of year	235,008,005	193,027,884

End of year	$229,789,238	235,008,005

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components—an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowable by law. The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation.

Prior to January 1, 2007, the matching Company contribution was invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions could be invested in common stock of the Company or in any of the other investment options available under the Plan. The Plan provided that after age 55 and ten years of service, a participant could, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options. Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock and the prospective matching Company contribution into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2007 are as follows: American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund — A; Federated Capital Preservation Fund; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income — A; Goldman Sachs Structured US Equity A; Heritage Mid Cap Stock Fund A; Mutual Discovery Fund A; Nationwide Investor Destination Moderate Conservative A; Nationwide Small Cap Fund A; Oppenheimer Global Fund A; Royce Value Plus Service; T. Rowe Price Growth Stock Fund — Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; Vanguard Mid Cap Index Fund Signal; Vanguard Selected Value Fund Inv; and Van Kampen Growth & Income Fund A. The investment options also include common stock of BancorpSouth, Inc.
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the plan administrator). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2007, interest rates on outstanding participant loans ranged from 4.5% to 10.5%.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan are paid directly by the Company, which is the Plan sponsor.
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(k)	Forfeited Accounts

At December 31, 2007, forfeited non-vested accounts totaled $5,173. These accounts will be used to reduce future employer contributions.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). This standard requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value the investments in mutual funds and company common stock. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

The investment contracts held by the common/collective trust fund are presented at fair value on the Statement of Net Assets Available for Plan Benefits. The investment contracts held by the common/collective trust fund in fully benefit-responsive investment contracts are also stated at contract value, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan received a favorable determination letter, dated May 6, 2003, from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.
The Plan received an updated determination letter from the Internal Revenue Service subsequent to the Plan’s year ended December 31, 2007. This letter was dated February 20, 2008, and informed the Plan Adminstrator that the Plan was still in compliance with the IRC and remains exempt from federal income taxes.
(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(f)	Recent Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS 157 for its plan year beginning January 1, 2008. The Plan is currently evaluating the impact of the provisions of SFAS 157.
(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2007	2006

Common stock of BancorpSouth, Inc.	$150,691,526	173,332,966
Federated Capital Preservation Fund, at contract value	13,039,482	8,921,825
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2007 and 2006, respectively, as follows:

	2007	2006
Net (depreciation) appreciation in investments Mutual funds and common/collective trust fund	$(724,362)	1,189,554
Common stock of BancorpSouth, Inc.	(20,809,883)	29,861,375

Net (depreciation) appreciation in investments	$(21,534,245)	31,050,929

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $5,352,295 and $4,992,117 for the years ended December 31, 2007 and 2006, respectively.

As of June 26, 2008 the fair market value of the investments held by the Plan as of December 31, 2007 has declined approximately 17%, including a 22% decline in the Company's common stock.
(4)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits in accordance with the financial statements to the Form 5500 filed for 2006 and the Form 5500 expected to be filed for 2007:

	December 31
	2007	2006
Net assets available for plan benefits per the financial statements	$229,789,238	235,008,005
Amounts allocated to withdrawing participants	—	(4,266,182)

Net assets available for plan benefits per Form 5500	$229,789,238	230,741,823

The following is a reconciliation of benefits paid to participants in accordance with the financial statements to the Form 5500 filed for 2006 and the Form 5500 expected to be filed for 2007:

	2007	2006
Benefits paid to participants per the financial statements	$13,589,430	16,630,912
Add amounts allocated to withdrawing participants at end of year	—	4,266,182
Less amounts allocated to withdrawing participants at beginning of year	(4,266,182)	(1,903,432)

Benefits paid to participants per Form 5500	$9,323,248	18,993,662

(Continued)

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Par/number			Current
Issuer	Description	of shares	Coupon	Maturity	value
BancorpSouth, Inc.*	Common stock	6,382,530			$150,691,526
Participant loans*	Loans to participants	—	4.50% — 10.50%	January 2, 2008 — November 9, 2012	488,443
Federated Capital Preservation Fund	Common/collective trust - stable value fund	1,303,948			13,039,482 **
American Funds Europacific Growth Fund R4	Mutual Fund	93,934			4,711,751
American Funds Income Fund of America R4	Mutual Fund	97,717			1,891,802
DWS Dreman Small Cap Value Fund — A	Mutual Fund	53,628			1,856,610
Federated Total Return Bond Fund IS	Mutual Fund	974,272			10,424,710
Fidelity Advisor Short Fixed Income — A	Mutual Fund	26,639			246,147
Goldman Sachs Structured US Equity A	Mutual Fund	183,621			5,306,633
Heritage Mid Cap Stock Fund A	Mutual Fund	376,480			10,552,743
Mutual Discovery Fund A	Mutual Fund	40,750			1,307,666
Nationwide Investor Destination Moderate Conservative A	Mutual Fund	478,404			5,013,669
Nationwide Small Cap Fund A	Mutual Fund	26,542			422,278
Oppenheimer Global Fund A	Mutual Fund	4,627			335,705
Royce Value Plus Service	Mutual Fund	197,155			2,722,707
T. Rowe Price Growth Stock Fund — Adv.	Mutual Fund	231,805			7,742,292
T. Rowe Price Retirement 2010 Adv.	Mutual Fund	60,297			973,798
T. Rowe Price Retirement 2020 Adv.	Mutual Fund	20,874			368,852
T. Rowe Price Retirement 2030 Adv.	Mutual Fund	24,857			471,528
T. Rowe Price Retirement 2040 Adv.	Mutual Fund	15,041			287,591
Vanguard Mid Cap Index Fund Signal	Mutual Fund	26,960			799,635
Vanguard Selected Value Fund Inv	Mutual Fund	28,457			543,253
Van Kampen Growth & Income Fund A	Mutual Fund	326,151			6,930,707

					$227,129,528

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.
See accompanying Report of Independent Registered Public Accounting Firm.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2007

							Current value
					Expense		of asset on
Identity of		Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	Description of asset	price	price	rental	transaction	asset	date	Net gain

BancorpSouth, Inc.*	Common stock	$20,541,625	$—	—	—	$20,541,625	$20,541,625	$—
BancorpSouth, Inc.*	Common stock	—	22,373,182	—	—	15,827,381	22,373,182	6,545,801

Federated Total Return Bond Fund IS	Mutual Fund	11,970,675	—	—	—	11,970,675	11,970,675	—

Heritage Mid Cap Stock Fund A	Mutual Fund	14,133,573	—	—	—	14,133,573	14,133,573	—

*	BancorpSouth, Inc. is a party-in-interest to the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Proft-Sharing Plan
June 27, 2008	By:	BancorpSouth, Inc.

	By:	/s/ William L. Malone
		Name:	William L. Malone
		Title:	First Vice President and Trust Officer

EXHIBIT INDEX

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm